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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SINA CORPORATION
(Name of the Issuer)

Sina Corporation
Mr. Charles Guowei Chao
New Wave MMXV Limited
New Wave Holdings Limited
New Wave Mergersub Limited
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.133 per share
(Title of Class of Securities)

G81477104
(CUSIP Number)

Sina Corporation No. 8 SINA Plaza, Courtyard 10, West Xibeiwang East Road Haidian District Beijing, 100193 People's Republic of China Telephone: +86 10 8262 8888	Mr. Charles Guowei Chao
New Wave MMXV Limited
New Wave Holdings Limited
New Wave Mergersub Limited
7/F SINA Plaza
No. 8 Courtyard 10
West Xibeiwang East Road
Haidian District
Beijing, 100193
People's Republic of China
Telephone: +86 10 5898 3007

With copies to:
Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People's Republic of China +86 10 6502 8500	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong +852 3740 4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People's Republic of China +86 10 6535 5500

           This statement is filed in connection with (check the appropriate box):

a
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐ The filing of a registration statement under the Securities Act of 1933.

c
☐ A tender offer

d
☒ None of the above

           Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

           Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

US$2,215,773,787.50	US$241,740.92

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per ordinary share cash payment of US$43.30 for 50,968,653 issued and outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 191,960 outstanding restricted stock units that shall have become vested or are expected to vest on or prior to December 31, 2020 subject to the transaction multiplied by US$43.30 per unit, plus (c) the product of 87,268 shares issuable under all outstanding and unexercised options that shall have become vested or are expected to vest on or prior to December 31, 2020 multiplied by US$5.95 per share (which is the difference between the US$43.30 per ordinary share merger consideration and the weighted average exercise price of US$37.35 per share of such options) ((a), (b), and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

 INTRODUCTION

        This Amendment No. 3 (this "Amendment") to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Sina Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value US$0.133 per share that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Charles Guowei Chao, the chairman of the board of directors and chief executive officer of the Company; (c) New Wave MMXV Limited, a company incorporated under the laws of the British Virgin Islands; (d) New Wave Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of New Wave; and (e) New Wave Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of Parent.

        This Amendment amends and supplements certain information set forth in the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits thereto including the definitive proxy statement dated November 20, 2020 (the "Proxy Statement"), filed on November 20, 2020 (together, the "Transaction Statement"). This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement. All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement.

AMENDMENTS TO THE TRANSACTION STATEMENT

        The following paragraph supplements the first paragraph under the heading "Background of the Merger", beginning on page 18 of the Proxy Statement:

        "On August 12, 2020 and August 14, 2020, Morgan Stanley received from the Company's management members the income statement forecasts and cash flow statement forecasts, respectively, together forming one set of financial projections prepared by the Company's management and considered by the Special Committee, Morgan Stanley and the Lenders in connection with their analysis of the Proposed Transaction."

        The following paragraph amends and restates the first paragraph under the heading "Sum of the Parts Analysis", beginning on page 45 of the Proxy Statement, solely to correct a typographical error relating to the date on which the Company provided the management projections to Morgan Stanley:

        "As part of its analysis, Morgan Stanley performed a sum of the parts analysis, incorporating discounted cash flows, for the Company using the management projections provided by the Company on August 12, 2020 and August 14, 2020, as described in "Certain Financial Projections" on page 36 of this proxy statement. The sum-of-the parts consists of the following parts:"

DISCLOSURE OF A DEMAND LETTER

        On November 23, 2020, the Company received a demand letter (the "Demand Letter") from a shareholder purporting to identify deficiencies in the Proxy Statement and demanding that the Company provide corrective disclosures. Specifically, the Demand Letter provides that the Company must disclose the "project[ed] unlevered, after-tax cash flows based on the management projections for the years 2020 through 2025 and the business winding-up and recurring costs for the years 2025 through 2030," which were relied upon by Morgan Stanley Asia Limited ("Morgan Stanley") in rendering its fairness opinion regarding the Proposed Transaction.

        The Company believes that the assertions in the Demand Letter are without merit and that no supplemental disclosure is required to supplement the Proxy Statement under applicable law. Contrary to the assertions in the Demand Letter, the Proxy Statement fully disclosed the financial projections that Morgan Stanley relied on in rendering its fairness opinion. The Proxy Statement contains detailed disclosure of the financial projections prepared by the Company's management and considered by the Special Committee, Morgan Stanley and the Lenders in connection with their analysis of the Proposed Transaction, including projections of net revenue, gross profit, operating income, and net income attributable to the Company for the 2020 through 2025 fiscal years. Further, Morgan Stanley's discussion materials (the "Discussion Materials") presented to the Special Committee on September 28, 2020 are fully disclosed as Exhibit (c)-(2) to the Transaction Statement. The Discussion Materials contain detailed summaries of Morgan Stanley's discounted cash flow analyses of the standalone equity value of the Company's operating business and the equity value of Weibo business attributable to the Company, including the unlevered free cash flow projections Morgan Stanley used in those analyses. Thus, the cash flow projections this shareholder claimed to be omitted from the Proxy Statement are, in reality, fully disclosed.

        However, in order to moot unmeritorious disclosure claims, to avoid the risk of the actions delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, without admitting any liability or wrongdoing, the Company has determined to voluntarily supplement the Transaction Statement, including the Proxy Statement. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Demand Letter that any additional disclosure was or is required, and believes that the supplemental disclosures contained herein are immaterial.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2020
SINA CORPORATION
	By:	/s/ SONG YI ZHANG
		Name:	Song Yi Zhang
		Title:	Chairperson of the Special Committee
CHARLES GUOWEI CHAO
	By:	/s/ CHARLES GUOWEI CHAO
NEW WAVE MMXV LIMITED
	By:	/s/ CHARLES GUOWEI CHAO
		Name:	Charles Guowei Chao
		Title:	Director
NEW WAVE HOLDINGS LIMITED
	By:	/s/ CHARLES GUOWEI CHAO
		Name:	Charles Guowei Chao
		Title:	Sole Director
NEW WAVE MERGERSUB LIMITED
	By:	/s/ CHARLES GUOWEI CHAO
		Name:	Charles Guowei Chao
		Title:	Sole Director

[Signature Page to Schedule 13E-3 Transaction Statement]

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INTRODUCTION
AMENDMENTS TO THE TRANSACTION STATEMENT
DISCLOSURE OF A DEMAND LETTER
SIGNATURES